EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/20/04	3/22/03

Earnings:

Income before income taxes	$1,141	$1,011

Unconsolidated affiliates interests, net	(40)	(19)

Amortization of capitalized interest	2	2

Interest expense	35	37

Interest portion of rent expense (a)	18	16

Earnings available for fixed charges	$1,156	$1,047

Fixed Charges:

Interest expense	$35	$37

Capitalized interest	—	2

Interest portion of rent expense (a)	18	16

Total fixed charges	$53	$55

Ratio of Earnings to Fixed Charges (b)	21.61	19.03

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

(b)	Based on unrounded amounts.